Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of the disclosure letter we filed today with the New York Stock Exchange regarding the holding of a virtual meeting for the Company’s June 9, 2020 Annual Meeting of Stockholders

May 12, 2020

New York Stock Exchange

New York, NY, USA

Gentlemen:

Further to our disclosure letter dated March 5, 2020, we wish to inform that the Company will hold its Annual Stockholders Meeting virtually on June 9, 2020. A copy of the Notice  and Agenda of the Annual Meeting of Stockholders, 2019 Annual Report and  SEC Form 17-Q with Management’s Discussion and Analysis and unaudited consolidated financial statements for the three (3) months ended March 31, 2020 can be accessed and downloaded at http://pldt.com/investor-relations/shareholder-information/latest-shareholders'-news

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  May 12, 2020